Filed by Tortoise Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tortoise Acquisition Corp. II

Commission File No.: 001-39508

Date: August 9, 2021

On August 9, 2021, Scott Mercer, the Chief Executive Officer of Volta Industries, Inc. (“Volta Charging”), was interviewed by Yahoo! Finance. A copy of the transcript of this interview is set forth below.

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Unknown Speaker  0:00

Welcome back. Last week, President Biden signed a new executive order calling for up to half of new vehicle sales by 2030 to be comprised of electric vehicles, so let’s talk about the future of EV. We’re joined now by Scott Mercer founder and CEO of the EV charging station company Volta, great to have you here with us. So one of the biggest hurdles that has really been highlighted as essentially to the president, to President Biden’s plan has been building up this network, this infrastructure of charging stations for these electric vehicles. How much money do you think we would need, what do you think it’s going to take to really build up this infrastructure of electric charging stations so that folks don’t have to get anxiety of their car running out of juice on the way to their destination?

Scott Mercer  0:39

Absolutely, so, thank you for having me. I think it’s really at this point about acceleration. You know, electric cars are becoming less expensive to manufacture than gas cars over this decade, electricity is already cheaper than gas as fuel, and with these mandates, now the question is really, how quickly can you build critical fueling infrastructure in the electrification system to replace gasoline?

Unknown Speaker  1:03

Now, Scott, I guess I just want to ask you about the plug then right now that you need to fill there because obviously the aspiration to get to a certain amount of electric vehicles by X here implies that you also need to have X amount of charging stations at that point as well and I believe that the statistics, at least on your side of the business you’ve got about 1,700 EV chargers right now. You hope to have 3,000 by the end of 2021. Is that going to be enough to service, or is that going to be on the road to getting enough in place by the time the White House hopes to have X amount of vehicles on the road by then?

Scott Mercer  1:35

Oh, there is a massive acceleration in the number of ports needed as we start to move towards scale adoption of EV’s. But the key for Volta is we focus not on the number, the quantity of ports or the speed of the chargers. We focus on the energy we can deliver per dollar of capital we deploy, and on the return that we can get from each dollar of capital we deploy, both for Volta and for our partners. So, that energy delivery is key, how many gasoline fueled miles can you replace with electrically powered miles as efficiently as possible when building the infrastructure?

Unknown Speaker  2:09

Scott, how do you think that we can get consumer acceptance of a plan like this. You know, and to get folks really on board with purchasing electric vehicles and not worried so much about their ability to charge?

Scott Mercer  2:23

I think that the vehicles need from a consumer standpoint, to be three things. They need to be exciting, or cool or something that people really are happy about. And we’re seeing a massive sort of breadth of electric vehicle options out there. They need to be inexpensive and we’re watching the price of the vehicles fall over the next several years. And they need to be dependable, and that’s really where building that public EV recharging grid comes in. How do you put EV charging stations and locations that people can depend on? How do you put them in locations that people find convenient? So, for us, really getting that infrastructure out now is the critical piece of that puzzle to focus on.

Unknown Speaker  3:02

Scott, where are the areas of focus in terms of developing the infrastructure in places where it’s not as developed and I mean specifically geographically? Is it in certain rural areas? Is it in certain cities where it might be hard to find parking lots to put these chargers? Where do you see the specific geographic areas where there really is opportunity to build it up here?

Scott Mercer  3:22

Our focus is really on locations in which we see demand from electrification over time. And the fun thing for me has been to see that shift from being a coastal strategy to being something that is national, and something that is really truly about sophistication of the revenue streams you can get from charging and of scale. So for us, we think of that, over the next several years as you see EV’s fall below the cost of gas cars, electric vehicles drivers will be, like, cell phone owners or like people who use the internet, it will be truly ubiquitous, and that will happen faster than you think.

Unknown Speaker  3:57

Well, can I just drill down on that I guess because of what’s been interesting, I see that you’re, you know, focused on maybe looking at Whole Foods or Macy’s Kohl’s places where people might be shopping and can leave their car for a little while. Is that a better strategy in let’s say, you know, more suburban areas than they would be in more urban areas? Do you feel like there’s actually a tailored approach that you could have to targeting, okay, if this is an area that needs more charges we should target these types of businesses or locations as opposed to those?

Scott Mercer  4:24

Yeah, I think, for Volta our strategy is matching charging locations to visit behavior, so not necessarily providing the fastest charging, but putting charging out that matches how long someone’s going to stay at the property. And then on creating revenue streams from that charging infrastructure that are more diverse and more sustainable than just the energy side alone. So we’re looking at where people will go and what they’ll do while they charge their car. We don’t think you should sit in your car, and charge, we think charging should really be a five second activity plugging in right before you go into a restaurant, into a grocery store, into a drugstore. It could be anywhere from a 20 minute session or a 10 minute session, all the way up to a two hour session if you’re at the movie theater, We just don’t think it should interrupt your daily life.

Unknown Speaker  5:09

And Scott, Volta is set to go public, can you give us any insights as to what we can expect when that happens?

Scott Mercer  5:17

Yeah, we’re very excited we’re going public, the ticker for the business combination right now is SNPR. For us, the focus going forward is really on that national footprint, building up the infrastructure, and on creating a sustainable revenue base. I mean Volta, is, I think, on par a little larger than the revenue of our two next largest charging network owner operators combined. So, it is about building a sustainable business quickly.

Unknown Speaker  5:47

Alright Scott Mercer founder and CEO of Volta thanks so much for joining us.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication, regarding Tortoise Acquisition Corp. II’s (“TortoiseCorp”) proposed business combination with Volta Charging, TortoiseCorp’s ability to consummate the business combination, the benefits of the business combination and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TortoiseCorp and Volta Charging disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. TortoiseCorp and Volta Charging caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either TortoiseCorp or Volta Charging. In addition, TortoiseCorp cautions you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TortoiseCorp or Volta Charging; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of TortoiseCorp, or other conditions to closing in the business combination agreement; (iv) the risk that the proposed business combination disrupts TortoiseCorp’s or Volta Charging’s current plans and operations; (v) Volta Charging’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Volta Charging to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Volta Charging may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and financial results of TortoiseCorp and Volta Charging can be found in TortoiseCorp’s periodic filings with the SEC, including TortoiseCorp’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 filed with the SEC on May 6, 2021 and Quarterly Report on Form 10-Q for the three months ended March 31, 2021 filed with the SEC on May 19, 2021, as well as TortoiseCorp’s definitive proxy statement/prospectus filed with the SEC on August 2, 2021. TortoiseCorp’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information and Where to Find It

In connection with the business combination, TortoiseCorp filed a registration statement on Form S-4, as amended (the “Registration Statement”), which includes the proxy statement/prospectus. The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus has been mailed to TortoiseCorp’s shareholders. The definitive proxy statement/prospectus is also available on the Investor Information section of TortoiseCorp’s website at www.tortoisespac.com, as well as www.sec.gov. TortoiseCorp shareholders and other interested parties are urged to read the definitive proxy statement/prospectus, including, among other things, the reasons for TortoiseCorp’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the business combination and the other shareholder proposals set forth therein as well as the background of the process that led to the business combination.

Participants in the Solicitation

TortoiseCorp and its directors and officers may be deemed participants in the solicitation of proxies of TortoiseCorp shareholders in connection with the business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TortoiseCorp’s executive officers and directors in the solicitation by reading TortoiseCorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, the definitive proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of TortoiseCorp’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, are set forth in the definitive proxy statement/prospectus.